Exhibit 99.4

WIPRO LIMITED Registered Office: Doddakannelli, Sarjapur Road, Bengaluru . 560 035. Tel: +91-80-2844 0011: Fax: +91-80-2844 0054; CIN: L32102KA1945PLC020800 Website: www.wipro.com; Email: corp-secretarial@wipro.com NOTICE Notice is hereby given that the 73rd Annual General Meeting (AGM) of Wipro Limited will be held at Wipro’s Campus, Cafeteria Hall EC-3, Ground Floor, Opp Tower 8, No.72, Keonics Electronics City, Hosur Road, Bangalore-561 229. on Tuesday, July 16, 2019 at 4:00 PM to transact the business as set out in the Notice of the meeting. Electronic copies of the Notice of the AGM, procedure and instructions for e-voting and the Annual Report for the financial year ended March 31, 2019 have been sent by email to all the members whose email IDs are registered with the Company/Depository Participant(s) and the same have been sent to all other members at their registered address through the permitted mode. These documents are also available on the website of the Company at www.wipro.com. The dispatch of the Notice of the AGM and Annual Report 2018-19 has been completed on June 22, 2019. Members holding shares either in physical form or dematerialized form, resolutions as on the cut-off date of Tuesday, July 9, 2019 may cast their vote electronically on the resolutions as set forth in the Notice of the AGM from a place other than venue of the AGM. (‘remote e-voting’) All members are informed that: The business as set forth in the Notice of the AGM may be transacted through voting by electronic means. The remote e-voting shall commence from Friday, July 12, 2019 (9:00 AM IST). 3. The remote e-voting shall end on Monday, July 15, 2019 (5:00 PM IST). 4. The e-voting shall not be allowed beyond 5:00 PM on July 15, 2019 and once the vote on a resolution is cast by the member, the member shall not be allowed to change it subsequently. 5. In case a person has become a member of the Company after dispatch of Notice of the AGM but on or before the cut-off date for remote e-voting, such member(s) may obtain the user ID and password in the manner as provided in the procedure and instructions for e-voting. 6. The members who have cast their vote by remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their vote again. Only members whose names are recorded in the register of members or in the register of beneficial owners maintained by depositories as on the cut-off date shall be entitled to avail the remote e-voting facility or vote, as the case may, at the AGM. The Company will also enable e-voting at the venue of the AGM. 7. The proceedings of the AGM will be web-casted live for all the shareholders as on the cut-off date i.e. Tuesday, July 9, 2019. The shareholders can visit https://corpreg.karvy.com/agmlive/liveevents.aspx and login through existing user id and password to watch the live proceedings of the 73rd AGM on July 16, 2019 from 4:00 PM onwards 8. The Notice of AGM is available on our Registrar and Share Transfer Agent’s website https://evoting.karvy.com as well as our website www.wipro.com. 9. Members may contact Ms. Rajitha Cholleti, Senior Manager/Mr. Srinivas B. Manager of Karvy Fintech Private Limited, Karvy Selenium Tower B. Plot No.31 & 32. Gachibowli Financial District Nanakramguda, Hyderabad-500032, our Registrar and Share Transfer Agents, for any grievance(s) related to electronic voting by writing to them on rajitha.cholleti@karvy.com or srinivas.b@karvy.com or einward.ris@karvy.com or calling them on 040-6716 2222 or karvy’s toll free number 1800-3454 001 between 10:00 AM and 6.00 PM Date: June 22, 2019 Place: Bengaluru, India For WIPRO LIITED M Sanaulla Khan Company Secretary